SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2


                         Chesapeake Energy Corporation
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   165167107
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue,  Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                June 8, 2012
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 165167107                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      51,938,249 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :      31,131,173 shares (Shared)
                                   :       8,955,672 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      60,893,921 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :      31,131,173 shares (Shared)
                                   :               0 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       92,025,094 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       13.9 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________




CUSIP No.  165167107                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 4.  Introduction

Southeastern's Schedule 13D's filed May 2 and 7, 2012 are incorporated herein by reference and are supplemented with the following additional information.

At the 2012 Annual Meeting of Shareholders, Southeastern voted against both directors up for election, Richard Davidson and Burns Hargis. However, we would be supportive of Mr. Hargis' resignation not being accepted by the Board until the Audit Committee, which he chairs, completes the Board review currently underway. We would anticipate this review being completed as quickly as possible, although it needs to be handled appropriately. We are hopeful that this review can be completed in a matter of weeks not months. This timing change would not impact the election of the three directors we will be recommending as laid out in the company press release this past Monday.

We applaud this morning's announced sale of the midstream assets. As laid out in our Schedule 13D dated May 7, 2012, we urged the move not just to strengthen the balance sheet but also to reduce future capital spending. We are pleased that the company has moved so quickly to increase its financial flexibility, and support management's intentions to monetize other meaningful non-core assets not recognized in today's share price. We believe that management and the soon-to-be reconstituted board will vigilantly prioritize and pursue these and other value-creating opportunities.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 92,025,094 shares of the common stock of the Issuer, constituting approximately 13.9% of the 662,343,738 shares outstanding. This amount includes 4,569,199 in Securities underlying shares in the following convertible preferred stock:

       73,420 shares 5.75% (cusip 165167776)
       51,680 shares 5.75% (cusip 165167784)


                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                 51,938,249*             7.8%
Shared:               31,131,173**            4.7%
None:                  8,955,672              1.4%

Total                 92,025,094             13.9%

  *This amount includes 848,602 in Securities underlying shares in convertible preferred stock.

 **Consists of shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940. This amount includes 3,720,597 in Securities underlying shares in convertible preferred stock.

Dispositive Authority

Sole:                   60,893,921*            9.2%
Shared:                 31,131,173**           4.7%
None:                            0             0.0%

Total                   92,025,094            13.9%

  *This amount includes 848,602 in Securities underlying shares in convertible preferred stock.

 **Consists of shares owned by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940. This amount includes 3,720,597 in Securities underlying shares in convertible preferred stock.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are disclosed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.



                                  Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 2012


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



                      Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Initial Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Initial to
Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of June 8, 2012.



                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


























                           SCHEDULE II

Transaction Type      Date      # of Shares      Price per Share*

Purchase             04/11/12       54,000           $20.24
Sale                 04/23/12      159,392           $17.74
Sale                 05/08/12        6,000           $16.73
Sale                 05/08/12        4,000           $16.73
Sale                 05/08/12        2,000           $16.73
Sale                 05/08/12       11,000           $16.73
Sale                 05/08/12       11,000           $16.73
Sale                 05/08/12        1,000           $16.73
Purchase             05/14/12      627,000           $15.72
Purchase             05/15/12       14,500           $15.04



Sales and purchases by Southeastern clients in the ordinary course of business on the New York Stock Exchange or through Electronic Communication Networks (ECNs). In addition to the above transactions, on April 13, 2012 clients of Southeastern terminating their advisory relationship removed 179,000 shares from Southeastern's discretion and on April 25, 2012, a client of Southeastern added 312,000 shares to Southestern's discretion, which had been acquired by a transaction manager.


Preferred  CUSIP 165167776

Purchase            04/20/12        1,900         $851.22
Purchase            04/20/12        2,000         $851.85
Purchase            04/20/12          300         $851.22
Purchase            04/20/12          500         $851.85
Purchase            04/20/12        5,300         $851.22
Purchase            04/20/12        7,500         $851.85
Purchase            04/20/12          300         $867.50
Purchase            04/27/12       31,000         $843.39
Purchase            05/14/12        3,700         $773.65
Purchase            05/15/12        4,100         $766.53
Purchase            05/15/12          600         $766.53
Purchase            05/15/12        5,700         $766.53
Purchase            05/15/12        2,100         $766.53
Purchase            05/16/12        5,000         $758.17
Purchase            05/16/12        2,000         $751.95




Preferred  CUSIP 165167784

Purchase            04/18/12       12,000         $842.92
Purchase            04/19/12          700         $851.92
Purchase            04/19/12          600         $851.93
Purchase            04/19/12        2,400         $851.92
Purchase            04/19/12       11,300         $851.92
Purchase            04/20/12        5,000         $843.16
Purchase            05/14/12        3,550         $781.25
Purchase            05/15/12          100         $765.00
Purchase            05/15/12          300         $767.37
Purchase            05/15/12          100         $765.00
Purchase            05/15/12          300         $767.37
Purchase            05/15/12          300         $765.00
Purchase            05/15/12        1,400         $767.37
Purchase            05/15/12        2,030         $765.00
Purchase            05/15/12       11,600         $767.37





* Net of commissions.








1

SCHEDULE 13D - Chesapeake Energy Corporation ("Issuer")

2